

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

CORRECTED
August 30, 2011

Via E-mail
David C. Burney
Vice President and Chief Financial Officer
Astronics Corporation
130 Commerce Way
East Aurora, New York 14052

> **Re:** **Astronics Corporation**
> **Registration Statement on Form S-3**
> **Filed August 9, 2011**
> **File No. 333-176160**

Dear Mr. Burney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please have each co-registrant guarantor separately file the registration statement, each using its respective EDGAR access code.

Exhibit 5.1

2. The legality opinion should opine that the guarantees are binding obligations of the guarantors. In doing so, the opinion must also cover the laws of the states of incorporation of all guarantors with respect to due authorization and corporate authority. We note in the Table of Registrant Guarantors that one guarantor is

incorporated in the state of Washington and another is incorporated in the state of Florida. We also note the jurisdictional limitation in the first and second sentences of paragraph A on page four. Please file a revised legality opinion or additional legality opinions that opine that the guarantees are binding obligations of the guarantors and that cover the laws of the states of incorporation of each guarantor.

3.   Please delete the last two sentences of paragraph A on page four, as this limits the opinion to a date prior to effectiveness. In the alternative, please confirm to us that you will refile the opinion on the date of effectiveness.

4.   Please confirm to us that you will file a "clean" legal opinion with every takedown.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 if you have questions regarding these comments.

                           Sincerely,

                           /s/ Justin Dobbie

                           Justin Dobbie
                           Legal Branch Chief

cc: Via E-mail
       Robert J. Olivieri, Esq.
       Hodgson Russ LLP